SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 5 to
                        Rule 13e-3 Transaction Statement
      (Pursuant to Section 13e-3 of the Securities Exchange Act of 1934 and
                             Rule 13e-3 thereunder)


                              Super 8 Motels, Ltd.
                              (Name of the Issuer)

                              Super 8 Motels, Ltd.
                       Grotewohl Management Services, Inc.
                                 Mark Grotewohl
                       (Name of Persons Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Philip B. Grotewohl
                       Grotewohl Management Services, Inc.
                                  2030 J Street
                              Sacramento, CA 95814
                                 (916) 442-9183
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with:

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ] (b) The filing of a registration statement under the Securities Act of 1933.
[ ] (c) A tender offer.
[ ] (d) None of the above.

Check the following box if the soliciting materials or information statement referred to above are preliminary copies: [X]

Calculation of Filing Fee

   Transaction valuation                       Amount of filing fee
   $12,100,000                                 $2,420
   (Based on purchase price of property)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount previously paid:    $2,420
         Form or Registration No.:  Schedule 14A
         Filing party:              Registrant
         Date Filed:                May 15, 1998

                       DOCUMENTS INCORPORATED BY REFERENCE

Definitive Schedule 14A (filed November 12, 1998)
Definitive Additional Materials (filed December 15, 1998)

                   CROSS REFERENCE SHEET REQUIRED PURSUANT TO
                    GENERAL INSTRUCTION "F" OF SCHEDULE 13E-3

-------------------------- -----------------------------------------------------
ITEM IN SCHEDULE 13E-3                          LOCATION
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
1. Issuer and Class of           Outstanding Voting Securities and Voting
   Security Subject to the       Rights; Introduction; Special
   Transaction                   Factors; Financial Information - Selected
                                 Partnership Financial Data; Financial
                                 Information - Management's Discussion and
                                 Analysis of Financial
                                 Condition and Results of Operations
------------------------ -----------------------------------------------------
2. Identity and Background       Management; Purchase Agreement; The Properties
                                 and the Partnership's Business
------------------------ -----------------------------------------------------
3. Past Contacts, Transactions   Management; Purchase Agreement; Financial
   or Negotiations               Statements; Amendment to Partnership
                                 Agreement; Special Factors
------------------------ -----------------------------------------------------
4. Terms of the Transaction      Purchase Agreement
------------------------ -----------------------------------------------------
5. Plans or Proposals of the     Purchase Agreement; Effects of Approval of the
   Issuer or Affiliate           Proposal
------------------------ -----------------------------------------------------
6. Source and Amounts of Funds   Purchase Agreement; Effects of Approval of the
   or Other Consideration        Proposal
------------------------ -----------------------------------------------------
7. Purpose(s), Alternatives,     Introduction; Special Factors; Effects of
   Reasons and Effects           Approval of the Proposal
------------------------ -----------------------------------------------------
8. Fairness of the Transaction   Special Factors; Outstanding Voting Securities
                                 and Voting Rights
------------------------ -----------------------------------------------------
9. Reports, Opinions, Appraisals Special Factors; Appraisal of the
   and Certain Negotiations      Properties/Fairness Opinion
------------------------ -----------------------------------------------------
10.Interest in Securities of     Outstanding Voting Securities and Voting Rights
   the Issuer
------------------------ -----------------------------------------------------
11.Contracts, Arrangements, or   Outstanding Voting Securities and Voting Rights
   Understandings with Respect
   to the Issuer's Securities
------------------------ -----------------------------------------------------
12.Present Intention and         Special Factors
   Recommendation of Certain
   Persons with Regard to the
   Transaction
------------------------ -----------------------------------------------------
13.Other Provisions of the       Outstanding Voting Securities and Voting Rights
   Transaction
------------------------ -----------------------------------------------------
14.Financial Information         Financial Statements; Financial Information -
                                 Selected Partnership Financial Data
------------------------ -----------------------------------------------------
15.Persons and Assets            Purchase Agreement; Effects of Approval of the
   Employed, Retained            Proposal; Appraisal of the Properties/Fairness
   or Utilized                   Opinion; Legal Proceedings
------------------------ -----------------------------------------------------
16.Additional Information        Consent Solicitation Statement; Form
                                 of Proxy; Schedule 14A
------------------------ -----------------------------------------------------

17.Materials to be Filed         Exhibit 10.1  (agreement  with Everest Group);
as Exhibits                      Exhibit 10.2 (first amendment to agreement with
                                 Everest Group); Exhibit 10.3 (second amendment to agreement with Everest Group); Exhibit 99.1
                                 (Schedule 14D-1); Exhibit 99.2 (appraisal);
                                 Exhibit 99.3 (fairness opinion); Exhibit 99.4
                                 (Second Investor Letter)

------------------------ -----------------------------------------------------

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



     Capitalized terms used but not expressly defined herein shall have the meanings ascribed to them in the Registrant's Consent Solicitation Statement (as defined below). For the purpose of this Schedule 13E-3, the following capitalized terms shall be ascribed the following meanings:


         "Form of Proxy" refers to the form of Action by Written Consent of Limited Partners included as Appendix 1 to the Schedule 14A.

         "Consent Solicitation Statement" refers to the Consent Solicitation Statement forming part of Schedule 14A.


          "Investor Letter" refers to the letter to investors included as Appendix 2 to the Schedule 14A.

         "Schedule 14A" refers to the Partnership's Definitive Schedule 14A filed on November 12, 1998.

         "Second Investor Letter" refers to the letter to investors filed as Definitive Additional Materials on December 15, 1998.

All of the documents listed above are hereby incorporated herein by this reference.

         For the purpose of responses to this Schedule 13E-3, cross references will be made to Schedule 14A and to information under specified sections of the documents contained therein.
                         ------------------------------

ITEM 1.           Issuer and Class of Security Subject to the Transaction.

(a) See "Outstanding Voting Securities and Voting Rights" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(b) See "Introduction" and "Outstanding Voting Securities and Voting
Rights" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(c) See the bullet factors under "Special Factors" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.


(d) See "Financial Information - Selected Partnership Financial Data" and "Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(e) During the past three years, neither the Partnership, Grotewohl Management Services, Inc. nor Mark Grotewohl has made an underwritten offering of Units for cash which was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A. Accordingly, this information is omitted from the Consent Solicitation Statement.

(f) Since commencement of the Partnership's second full fiscal year preceding the date of this Schedule 13E-3, neither the Partnership, Grotewohl Management Services, Inc., nor Mark Grotewohl has purchased any Units. Accordingly, this information is omitted from the Consent Solicitation Statement.

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

ITEM 2.           Identity and Background

(a)-(d) This Schedule is filed by the Partnership, Grotewohl Management Services, Inc., the General Partner of the Partnership, and Mark Grotewohl.

     The Partnership is a California limited partnership which has no executive officers or directors. The principal business address of the Partnership is 2030 J Street, Sacramento, CA 95814. Its principal business is the ownership and operation of lodging facilities. The Partnership's general partner is Grotewohl Management Services, Inc.

     Grotewohl Management Services, Inc. is a California corporation owned one-half by Philip B. Grotewohl and one-half by his former wife, who is not involved in the day-to-day operations of Grotewohl Management Services, Inc., and who does not serve as a director or executive officer thereof. The sole director of Grotewohl Management Services, Inc. is Philip Grotewohl, and the executive officer of Grotewohl Management Services, Inc. is Philip Grotewohl. David Grotewohl has authority to sign documents on behalf of the General Partner as its nominal President and Chief Financial Officer, but has no executive duties. He does act as "inside" legal counsel to the General Partner, and his principal occupation has been to head the operation and maintenance of the Properties and the properties of the other GMS Partnerships. The principal business address of Grotewohl Management Services, Inc. is 2030 J Street, Sacramento, CA 95814. During the past five years Grotewohl Management Services, Inc. and its affiliate, Brown & Grotewohl, a California general partnership one-half owned by Philip Grotewohl and one-half owned by the Estate of Dennis A. Brown, principally have been engaged in the business of managing various limited partnerships which own and operate lodging facilities, and in the business of managing such lodging facilities. During the past five years Philip Grotewohl's business activities have been conducted solely through Grotewohl Management Services, Inc. and Brown & Grotewohl. The principal business address of Philip Grotewohl is 2030 J Street, Sacramento, CA 95814. In addition to the services described above, during the past two and three-quarters years David P. Grotewohl has been engaged part-time as a sole proprietor in the marketing of consumer products and services under the business name "The Biscayne Group." The principal business address of David P. Grotewohl is 2030 J Street, Sacramento, CA 95814.

     Mark Grotewohl is the son of Philip Grotewohl. During the last five years, until April 30, 1998, Mark Grotewohl was employed as the manager of one of the Partnership's motels and as the marketing and sales director for the five GMS Partnerships. Since that time, Mark Grotewohl has been engaged in facilitating the proposed transaction discussed in the Consent Solicitation Statement, and is operating from the offices of Grotewohl Management Services, Inc.

     See "Management," "Purchase Agreement" and "The Properties and the Partnership's Business" in the Consent Solicitation Statement for information respecting the persons filing this Schedule 13E-3. In answer to this item, such information is incorporated herein by this reference

(e) None of the Partnership, Grotewohl Management Services, Inc., Philip Grotewohl, David Grotewohl, or Mark Grotewohl has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Accordingly, this information is omitted from the Consent Solicitation Statement.

(f) None of the Partnership, Grotewohl Management Services, Inc., Philip Grotewohl, David Grotewohl, or Mark Grotewohl has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Accordingly, this information is omitted from the Consent Solicitation Statement.

(g) Each of the natural persons named in (f) is a citizen of the United States. This information is omitted from the Consent Solicitation Statement.

ITEM 3.           Past Contacts, Transactions or Negotiations.

(a)(1) See "Management," "Purchase Agreement" and Note 4 and Note 7 to the Partnership's audited financial statements included in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(a)(2) No contacts, negotiations or transactions have been entered into or have occurred which are required to be disclosed under this item, other than the proposed transaction to be voted upon. Accordingly, except with respect to the proposed transaction to be voted upon, this information is omitted from the Consent Solicitation Statement. With respect to the proposed transaction to be voted upon, see "Purchase Agreement" and "Amendment to Partnership Agreement" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(b) No contacts,  negotiations  or  transactions  have been entered into or have occurred which are required to be disclosed under this item, other than the proposed transaction to be voted upon and the offer to purchase the Partnership's property made by the Everest Group. Accordingly, except with respect to the proposed transaction to be voted upon and the offer to purchase the Partnership's property made by the Everest Group, this information is omitted from the Consent Solicitation Statement. With respect to the proposed transaction to be voted upon, see "Purchase Agreement" and "Amendment to Partnership Agreement" in the Consent Solicitation Statement, and with respect to the offer to purchase the Partnership's property made by the Everest Group, see "Special Factors" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 4.           Terms of the Transaction.

(a) See "Purchase Agreement" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(b) There is no term or arrangement concerning the proposed transaction relating to any Unit holder of the Partnership which is not identical to that relating to other Unit holders of the Partnership. Accordingly, this information is omitted from the Consent Solicitation Statement.

ITEM 5.           Plans or Proposals of the Issuer or Affiliate.

(a)-(g) See "Purchase Agreement" and "Effects of Approval of the Proposal" in the Consent Solicitation Statement for information respecting the proposed sale of the Partnership's assets and its subsequent liquidation. In answer to this item, such information is incorporated herein by this reference. There are currently no plans or proposals of the nature set forth in this item with respect to Grotewohl Management Services, Inc., and such plans or proposals are not applicable to natural persons. Accordingly, this information is omitted from the Consent Solicitation Statement.

ITEM 6.           Source and Amounts of Funds or Other Consideration.

(a)-(d) See "Purchase Agreement" and "Effects of Approval of the Proposal" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 7.           Purpose(s), Alternatives, Reasons and Effects.

(a)-(d) See "Introduction," "Special Factors" and "Effects of Approval of the Proposal" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 8.           Fairness of the Transaction

(a) See "Special Factors" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(b) See "Special Factors" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(c) See "Special Factors" and "Outstanding Voting Securities and Voting Rights" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(d)-(e) The Partnership does not have directors. Accordingly, this information is omitted from the Consent Solicitation Statement.

(f) See "Special Factors" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 9.           Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c) See "Special Factors" and "Appraisal of the Properties/Fairness Opinion" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 10.          Interest in Securities of the Issuer.

(a) See "Outstanding Voting Securities and Voting Rights" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(b) There has been no transaction in the Units subject to Rule 13e-3 that was effected during the past 60 days by the persons named in response to paragraph
(a) of this item. Accordingly, this information is omitted from the Consent Solicitation Statement.

ITEM 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

     See "Outstanding Voting Securities and Voting Rights" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a) None of Grotewohl Management Services, Inc., Philip B. Grotewohl, David
P. Grotewohl, or Mark Grotewohl owns any Units. Accordingly, this information is omitted from the Consent Solicitation Statement.

(b) For the recommendation of Grotewohl Management Services, Inc. and Mark Grotewohl, see "Special Factors" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference. None of the other persons named in paragraph (a) of this item has made a recommendation. Accordingly, this information is omitted from the Consent Solicitation Statement.


ITEM 13.          Other Provisions of the Transaction.

(a) See "Outstanding Voting Securities and Voting Rights" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(b) Except as required by state law or the Partnership Agreement, in connection with the proposed transaction no provision has been made (i) to allow unaffiliated security holders to obtain access to the files of the Partnership or Grotewohl Management Services, Inc. or (ii) to obtain counsel or appraisal services at the expense of any person named Item 2. Accordingly, this information is omitted from the Consent Solicitation Statement.

(c) The proposed transaction does not entail the exchange of debt securities. Accordingly, this information is omitted from the Consent Solicitation Statement.

ITEM 14.          Financial Information.

(a)(1)  See  the  audited   financial   statements   included  under  "Financial
Statements" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(a)(2)  See  the  unaudited  financial   statements  included  under  "Financial
Statements" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(a)(3) Inapplicable, as the Partnership is not registering and has not registered debt securities or preference equity securities. Accordingly, this information is omitted from the Consent Solicitation Statement.

(a)(4) See "Financial Information - Selected Partnership Financial Data" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(b) As the Partnership will be liquidated if the proposed transaction is consummated, pro forma data is omitted from the Consent Solicitation Statement.

ITEM 15.         Persons and Assets Employed, Retained or Utilized.

(a) Partnership assets will be used in consideration of the proposed transaction to pay the costs of the proposed transaction, and to make liquidating distributions. Partnership officers and employees have been utilized to negotiate the terms of the proposed transaction, to assist in the conduct of the appraisals, and to assist in the preparation of this Schedule and the

Schedule 14A. See "Purchase Agreement," "Effects of Approval of the Proposal," "Appraisal of the Properties/Fairness Opinion" and "Legal Proceedings" in the Consent Solicitation Statement. In answer to this item, such information is incorporated herein by this reference.

(b) No persons have been or are to be employed, retained or compensated by the Partnership, Grotewohl Management Services, Inc. or Mark Grotewohl or by any person on behalf of the Partnership, Grotewohl Management Services, Inc. or Mark Grotewohl to make solicitations or recommendations in connection with the proposed transaction. Accordingly, this information is omitted from the Consent Solicitation Statement.

ITEM 16.          Additional Information.

         See the Consent Solicitation Statement, the Form of Proxy, the Investor Letter and the other portions of the Schedule 14A. In answer to this item, such information is incorporated herein by this reference.

ITEM 17.          Material to be Filed as Exhibits.

(a) Inapplicable. Accordingly, this information is omitted from the Consent Solicitation Statement.

(b) See Exhibit 99.2* (appraisal); and Exhibit 99.3* (fairness  opinion) hereto.

(c) See Exhibit 10.1* (agreement with the Everest Group) hereto; Exhibit 10.2* (first amendment to agreement with the Everest Group) hereto; and Exhibit 10.3* (second amendment to agreement with the Everest Group) hereto.

(d) See Exhibit 99.1* (Schedule 14A) hereto; and Exhibit 99.4 (Second Investor Letter) hereto.

(e) Inapplicable. Accordingly, this information is omitted from the Consent Solicitation Statement.

(f) Inapplicable. Accordingly, this information is omitted from the Consent Solicitation Statement.

_____________
*Previously filed.


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




                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated the 14th day of December, 1998    SUPER 8 MOTELS, LTD.,
                                         A CALIFORNIA LIMITED PARTNERSHIP


                                         By: Grotewohl Management Services, Inc.
                                             General Partner

                                             By:      /S/ PHILIP B GROTEWOHL
                                                      Philip B. Grotewohl

                                         GROTEWOHL MANAGEMENT SERVICES, INC.

                                             By:      /S/ PHILIP B GROTEWOHL
                                                      Philip B. Grotewohl

                                            /s/ MARK GROTEWOHL


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